Mail Stop 3561

						January 25, 2006

Mr. David M. Duzyk
President
J.P. Morgan Acceptance Corporation I
270 Park Avenue
New York, New York  10017

	Re:	J.P. Morgan Acceptance Corporation I
		Registration Statement on Form S-3
		Filed December 7, 2005
		File No. 333-130192

Dear Mr. Duzyk:

      	We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. These comments have been issued by the Division of Investment Management and supplement our letter of January 9, 2006. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. On the basis of the information in the Registrant`s Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940
("1940 Act"). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the Registrant intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust`s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C).

2. Please confirm that the exchangeable securities would not be exchangeable for any of the underlying assets of the trust.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Melinda Kramer at (202) 551-3726 or me at (202) 551-3750.

Sincerely,



									Max A. Webb
								Assistant Director



cc:	Via Facsimile (917) 777-4299
	Mr. Michael P. Braun, Esq.
	McKee Nelson LLP
	Telephone: (917) 777-4340
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Mr. David M. Duzyk, President
JP Morgan Acceptance Corporation I
January 25, 2006
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